Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 9, 2009

(Supplementing Preliminary Prospectus Dated January 28, 2009)

Registration Statement No. 333-156298

25,000,000 Shares

MEAD JOHNSON NUTRITION

COMPANY

Class A Common Stock

(excluding 3,750,000 shares to cover over-allotments)

On February 9, 2009, Mead Johnson Nutrition Company (the “Company”) filed Amendment No. 4 to its Registration Statement on Form S-1 to revise and update certain disclosures that had been provided in its preliminary prospectus dated January 28, 2009 (the “Preliminary Prospectus”).

Under the captions “Prospectus Summary—Corporate Separation Transactions”, “Prospectus Summary—The Offering”, “Certain Relationships and Related Party Transactions—Relationship with BMS” and “Description of Capital Stock”, on pages 6, 9, 139 and 151, respectively, of the Preliminary Prospectus included in Amendment No. 4 to the Registration Statement, we have included the following disclosure:

In the event that the number of shares of Class A common stock offered hereby is increased from 25,000,000, the total number of shares outstanding after this offering will not change. Instead, the number of shares to be held by BMS upon consummation of this offering will be decreased on a share for share basis. All of the net proceeds from any such additional shares offered will be used to repay obligations owed to BMS that would have otherwise been forgiven. Any shares of Class A common stock issued pursuant to the underwriters’ over-allotment option will increase the total number of shares outstanding after this offering.

Under the caption “Executive Compensation—Individual Post-Offering Compensation Arrangements” on page 113 of the Preliminary Prospectus included in Amendment No. 4 to the Registration Statement, we have included the following disclosure:

1

Individual Post-Offering Compensation Arrangement

The BMS Compensation Committee approved, with input from Frederic W. Cook & Co., a compensation package for Mr. Golsby that will apply following this offering. The compensation package includes an annual base salary of $900,000, a target annual incentive award opportunity equal to 115% of his base salary and annual long-term incentive awards with a target value of $3 million. Mr. Golsby’s total direct compensation (total cash compensation plus the value of long-term incentives) is targeted at between the 25th percentile and the median of our peer group of companies, as described above under “—Peer Group Analysis”, which was recommended by Frederic W. Cook & Co. as an appropriately competitive level given that Mr. Golsby will be a new Chief Executive Officer. The BMS Compensation Committee determined that Mr. Golsby’s long-term incentive awards will be comprised of an equal value of performance shares, which are expected to be similar to those described under “—Long-Term Performance Awards” above, and stock options, on the terms described below under “—Anticipated Mead Johnson Program Distinctions from the BMS Program”. In addition, the BMS Compensation Committee approved a grant to Mr. Golsby of a founder’s award of restricted stock units with a value targeted at $1.5 million on the effective date of this offering, on the terms described below under “—Anticipated Mead Johnson Program Distinctions from the BMS Program”. Mr. Golsby’s post-offering compensation arrangement is conditioned on the completion of this offering.

For a description of Mr. Leemputte’s compensation arrangement following this offering, as set forth in his offer letter, see “—Special Compensation Arrangements with Mr. Leemputte” above.

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook” on page 50 of the Preliminary Prospectus included in Amendment No. 4 to the Registration Statement, we have updated the disclosure as follows:

Outlook

We expect our results of operations for the fourth quarter of 2008 and during 2009 to be adversely affected compared to the corresponding periods in the prior year primarily as a result of:

•

non-recurring separation costs that we expect to incur in connection with this offering, including costs related to legal, accounting and consulting services. We expect these costs to be approximately $32.0 million during the fourth quarter of 2008 and an additional $29.0 million to $35.0 million to be incurred during 2009, which we expect to be more heavily weighted towards the first half of the year;

•	stand alone public company expenses of $30.0 million to $36.0 million annually;

•	interest expense related to BMS intercompany debt; and

•	the foreign currency impact of the recent strengthening of the U.S. dollar.

In addition, even after adjusting for the foregoing factors, our operating results for the first quarter of 2009 may compare unfavorably with the first quarter of 2008, primarily as a result of favorable commodity prices and lower advertising, promotion and sale force expenses in the first quarter of 2008.

Operating results for 2009 may also be adversely impacted by the general economic conditions affecting consumers and retail and wholesale customers.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 831-9146 or (866) 718-1649.

3